INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Equus II Incorporated:


We have examined management's assertion about Equus II Incorporated's (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 22, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 22, 1998:

o Count and inspection of all securities located in the vault of NationsBank of Texas in Houston, Texas without prior notice to management;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus II Incorporated was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 1998, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Equus II Incorporated and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


Houston, Texas
October 22, 1998

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Equus II Incorporated (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 22, 1998 and from July 15, 1998 through October 22, 1998.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 22, 1998 and from July 15, 1998 through October 22, 1998, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

By: \s\ NOLAN LEHMANN
    Nolan Lehmann, President